Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Earnings Computation:
Earnings before income taxes	$797,534	$1,456,170	$1,950,575	$2,511,790
Fixed charges	64,415	49,142	178,942	138,227
Total earnings as adjusted	$861,949	$1,505,312	$2,129,517	$2,650,017

Fixed Charges Computation:
Interest Expense	$55,480	$41,436	$152,664	$116,462
Assumed interest element included in rent expense	8,935	7,706	26,278	21,765
Total fixed charges	$64,415	$49,142	$178,942	$138,227

Ratio of earnings to fixed charges	13.4	30.6	11.9	19.2